Exhibit 99.1

CONVENING NOTICE

Dear Shareholder,

On behalf of the management board of Sono Group N.V. (the Company), we kindly invite you to the annual general meeting of the Company, to be held on December 29, 2023, at 3.00 p.m. Amsterdam time at the offices of Dentons Europe LLP, fifth floor, Gustav Mahlerplein 2, 1082 MA, Amsterdam, the Netherlands (the AGM). The AGM shall be held in English.

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion on the (financial) performance of the Company in the year 2022 (discussion item)

3.	Discussion of the Company's dividend and reservation policy (discussion item)

4.	Appointment of PricewaterhouseCoopers Accountants N.V. as the external auditor of the Company's annual accounts 2023 (voting item)

5.	Appointment of Sandra Vogt-Sasse as a member of the Supervisory Board (voting item)

6.	Appointment of Thomas Wiedermann as a member of the Supervisory Board (voting item)

7.	Appointment of Martin Sabbione as a member of the Supervisory Board (voting item)

8.	Authorization of the Management Board, for a period of 18 months after the date of AGM or until the next annual general meeting (whichever comes first), as the body authorised to issue ordinary shares and grant rights to subscribe for ordinary shares, up to a maximum of 10% of the nominal issued capital as per the AGM (voting item)

9.	Authorization of the Management Board, for a period of 18 months after the date of AGM or until the next annual general meeting (whichever comes first), as the body authorised to limit or exclude pre-emption rights in relation to any share issue or granting of rights to subscribe for shares under the authorization mentioned in agenda item 8 (voting item)

10.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The procedures for attendance, registration, representation and voting at the AGM are described below and should be read in conjunction with the convening notice.

The record date for the AGM is December 1, 2023 (the Record Date). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the Registers) may attend and, if relevant, vote at the AGM (Persons with Meeting Rights), irrespective of changes to their shareholdings or rights after the Record Date.

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Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the Beneficial Owners) on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their intention to attend the AGM (an Attendance Notice) no later than 6:00 a.m. Amsterdam time on the fifth day prior to the meeting, i.e. December 24, 2023 (the Cut-off Time). Persons with Meeting Rights and Beneficial Owners must enclose with their Attendance Notice (i) proof of their (beneficial) ownership of the relevant underlying shares in the Company's capital on the Record Date, such as a recent account statement (ii) a proof of identity, (iii) if relevant, a duly signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date, and (iv) if relevant, the duly signed Proxy Form (as defined hereinafter) (collectively, the Entitlement Documents).

Persons with Meeting Rights and Beneficial Owners who will not attend in person may also have themselves represented at the AGM through the use of a written or electronically recorded proxy authorizing Mr. J.-M.P. Hermans, civil law notary and partner of Dentons Europe LLP, in Amsterdam, the Netherlands (the Proxy Form). The template Proxy Form can be downloaded from the Company's website (https://ir.sonomotors.com/corporate-governance).

The Company recommends shareholders to vote by Proxy Form.

Any Attendance Notice and Entitlement Documents to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Sono Group N.V.

c/o D. Lisitsyn

Waldmeisterstrasse 76

80935 Munich

Germany

(corporateoffice@sonomotors.com)

Registration for admission to the AGM will take place at the registration desk at the meeting venue between 2.00 p.m. Amsterdam time and the commencement of the AGM on December 29, 2023. It is not possible to register after this time.

Any Attendance Notice and Entitlement Documents received by the Company after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

As of December 1, 2023, the Company has issued 105,667,115 ordinary shares, with a par value of €0.06 and 3,000,000 high-voting shares with a par value of €1.50. Neither the Company nor any of its subsidiaries holds any shares in the capital of the Company. Each ordinary share confers the right to cast one (1) vote. Each high voting share confers the right to cast twenty-five (25) votes. The total number of voting rights attached to the issued and outstanding shares that may be exercised at the AGM is 180,667,115.

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EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of the (financial) performance of the Company in the year 2022 (discussion item)

The Company is in the course of preparing an annual report on Form 20-F (the Form 20-F) for its financial year 2022. The financial statements for the financial year 2022 prepared in accordance with IFRS included therein are expected to be audited by PricewaterhouseCoopers and once finalized and audited will be made available on the Company’s website (https://ir.sonomotors.com/financial-information) and will be filed on Form 20-F with the U.S. Securities and Exchange Commission (the SEC). The current aim is to complete the filing of the 20-F on December 22, 2023.

Although the financial reporting on Form 20-F may not qualify as the Dutch statutory annual accounts of the Company, this reporting provides for an overview of the financial performance of the Company. The Company aims to publish the Dutch statutory annual accounts for 2023 in the first quarter of 2024 and aims to convene an extraordinary general meeting to discuss and, if the general meeting approves, adopt such Dutch statutory annual accounts.

In light of the planned filing of the Form 20-F, the Management Board proposes to discuss the (financial) performance of the Company in the year 2022 on that basis.

3.	Discussion of the Company's dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future.

4.	Appointment of PricewaterhouseCoopers Accountants N.V. as the external auditor of the Company's annual accounts 2023 (voting item)

Under Dutch law, the Company's general meeting is, in principle, the corporate body authorized to annually appoint the external independent auditor for the audit of the Company's annual accounts.

It is proposed to appoint PricewaterhouseCoopers Accountants N.V. (PwC) as the external independent (Dutch) auditor for the audit of the Company's annual accounts for the financial year ending December 31, 2023, thereby ratifying and confirming the instruction of PwC in respect of the financial year ending December 31, 2023.

For completeness sake, it is noted that PwC (and its group companies) will also be asked to audit the financial statements for the financial year 2023 prepared in accordance with IFRS and to be included in the Form 20-F to be filed with the SEC for the financial year 2023.

5.	Appointment of Sandra Vogt-Sasse as a member of the Supervisory Board (voting item)

The Supervisory Board has made a binding nomination to appoint Sandra Vogt-Sasse as a member of the Supervisory Board from the moment immediately after the AGM up to and including the end of the annual general meeting of shareholders of the Company to be held in 2027.

Ms. Vogt-Sasse was appointed as an interim supervisory director under article 23.4 of the Articles of Association as of September 11, 2023.

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Full name	Sandra Vogt-Sasse
Age	54
Profession	Self-employed auditor, tax consultant and Managing Director of SAVOSA GmbH Steuerberatungsgesellschaft. Ms. Vogt-Sasse also is a supervisory board member of Deutsche Börse Commodities GmbH, Germany.
Number of shares held in the capital of the Company	Ms. Vogt-Sasse does not hold any shares in the Company's share capital.
Brief description of precedent roles to the extent of interest for the role of supervisory director	Until 2020, Ms. Vogt-Sasse worked for Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft for many years, first as an employee, then as a freelancer. Her focus is on advising companies on economic issues, auditing, and quality control in accordance with § 57a WPO.
Other supervisory board roles	As mentioned, she also is a supervisory board member of a company closely linked to the capital market through its products and services.
Reasons for nomination	Working experience with companies in financial difficulties and supervisory experiences with a company closely linked to the capital market.
Compensation	Contingent upon her appointment as supervisory director of the Company, Sandra Vogt-Sasse will receive compensation for her services as a supervisory director consistent with the compensation package approved by the Company's general meeting.

6.	Appointment of Thomas Wiedermann as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to appoint Thomas Wiedermann as a supervisory director of the Company from the moment immediately after the AGM up to and including the end of the annual general meeting of shareholders of the Company to be held in 2027.

Mr Wiedermann was appointed as an interim supervisory director under article 23.4 of the Articles of Association as of September 11, 2023.

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Full name	Thomas Wiedermann
Age	60
Profession	Mr. Wiedermann is currently Managing Partner of Dankwardt Holding GmbH.
Number of shares held in the capital of the Company	Mr. Wiedermann does not hold any shares in the Company's share capital.
Brief description of precedent roles to the extent of interest for the role of supervisory director	Mr. Wiedermann is currently Managing Partner of Dankwardt Holding GmbH. Prior to that, he worked as an independent interim manager (CRO, CFO, CEO, CRSO, CSO) in various industries for international, medium-sized companies. The focus of his work includes restructuring and process optimization along the entire value chain as well as achieving sustainable revenue and earnings growth by focusing on and expanding strategic business areas. Mr. Wiedermann holds degrees in electrical engineering (TU Munich) and business administration (LMU Munich).
Other supervisory board roles	Chairman of the supervisory board for Dockweiler AG
Reasons for nomination	Many years of experience in restructuring and process optimization along the entire value chain as well as achieving sustainable revenue and earnings growth by focusing on and expanding strategic business areas.
Compensation	Contingent upon his appointment as supervisory director of the Company, Thomas Wiedermann will receive compensation for his services as a supervisory director consistent with the compensation package approved by the Company's general meeting.

7.	Appointment of Martin Sabbione as supervisory director of the Company (voting item)

The Supervisory Board has made a binding nomination to appoint Martin Sabbione as a supervisory director of the Company from the date of the AGM for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2027. Mr. Sabbione was appointed as an interim supervisory director under article 23.4 of the Articles of Association as of September 11, 2023.

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Full name	Martin Sabbione
Age	43
Profession	Mr. Sabbione is currently Senior Head of Controlling at Volkswagen Group Charging GmbH.
Number of shares held in the capital of the Company	Mr. Sabbione does not hold any shares in the Company's share capital.
Brief description of precedent roles to the extent of interest for the role of supervisory director	Mr. Sabbione founded multiple startups in the cleantech and healthcare spaces and previously held positions as CFO of Sono Motors GmbH and Head of Investment at WiWin GmbH & Co, KG. Mr. Sabbione is an experienced senior finance manager with a focus on scaling businesses and is passionate about sustainability, the mobility and energy transition, and innovations in healthcare.
Other supervisory board roles	None.
Reasons for nomination	Experience in start-ups, in funding and in mobility sector.
Compensation	Contingent upon his appointment as supervisory director of the Company, Martin Sabbione will receive compensation for his services as a supervisory director consistent with the compensation package approved by the Company's general meeting.

8.	Authorization of the Management Board, for a period of 18 months after the date of AGM or until the next annual general meeting (whichever comes first), as the body authorised to issue ordinary shares and grant rights to subscribe for ordinary shares, up to a maximum of 10% of the nominal issued capital as per the AGM (voting item)

The current authorization of the Management Board to issue shares and/or grant rights to subscribe for shares is unlimited. As this is deemed too broad, it is proposed by the Management Board to limit the existing authority to an authority to issue ordinary shares and/or grant rights to subscribe for ordinary shares representing up to 10% of the nominal issued capital as per the AGM.

9.	Authorization of the Management Board, for a period of 18 months after the date of AGM or until the next annual general meeting (whichever comes first), as the body authorised to limit or exclude pre-emption rights in relation to any share issue or granting of rights to subscribe for shares under the authorization mentioned in agenda item 8 (voting item)

The Management Board proposes to grant the Management Board the authority to limit the pre-emptive rights in relation to any shares issue or granting of right to subscribe for shares, resolved by the Management Board under the authorization mentioned in agenda item 8.

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